As filed with the Securities and Exchange Commission on April 27, 2005
                                                          Registration No. 333-

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           __________________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         SKYTERRA COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                           __________________________

            Delaware                                         23-2368845
 (State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                        Identification Number)


                         19 West 44th Street, Suite 507
                            New York, New York 10036
                                 (212) 730-7540
    (Address, Including Zip Code, and Telephone Number, Including Area Code
                  of Registrant's Principal Executive Offices)

                           __________________________

                                Robert C. Lewis
              Senior Vice President, General Counsel and Secretary
                         SkyTerra Communications, Inc.
                         19 West 44th Street, Suite 507
                            New York, New York 10036
                                 (212) 730-7540
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)
                           __________________________

                                    Copy to:

                            Gregory Fernicola, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                 (212) 735-3000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          ________________________

                                       CALCULATION OF REGISTRATION FEE

                                                                Proposed       Proposed
                                                                 Maximum        Maximum
            Title of Each Class of            Amount to Be    Offering Price    Aggregate         Amount of
         Securities to Be Registered           Registered      Per Unit (1)  Offering Price    Registration Fee
 --------------------------------------------------------------------------------------------------------------
|                                         |                   |            |                  |                |
| Common Stock, par value $.01 per share  |  3,010,000 shares |   $37.975  |   $114,304,750   |  $13,453.67    |
|                                         |                   |            |                  |                |
 --------------------------------------------------------------------------------------------------------------

___________________

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the bid and asked price of the common stock of the Registrant reported on the OTC Bulletin Board on April 21, 2005, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 27, 2005

PROSPECTUS
                         SKYTERRA COMMUNICATIONS, INC.

                                3,010,000 Shares

                                  Common Stock

-------------------------------------------------------------------------------

         This prospectus relates to the possible offer and sale from time to time by certain selling stockholders identified in this prospectus of up to 3,010,000 shares of our common stock, par value $.01 per share. The shares of our common stock are being registered pursuant to registration rights agreements with the selling stockholders.

         The selling stockholders will receive all of the proceeds from any sales. We will not receive any of the proceeds.

         The selling stockholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

         Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol "SKYT." On April 26, 2005, the closing bid price of our common stock as reported on the OTC Bulletin Board was $38.50 per share.

                           _________________________


AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

                           _________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                     The date of this prospectus is , 2005.

                               TABLE OF CONTENTS
                               -----------------

                                                                           PAGE
                                                                           ----

THE COMPANY...................................................................1
RISK FACTORS..................................................................1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................12
USE OF PROCEEDS..............................................................12
SELLING STOCKHOLDERS.........................................................12
PLAN OF DISTRIBUTION.........................................................14
LEGAL MATTERS................................................................17
EXPERTS......................................................................17
WHERE YOU CAN FIND MORE INFORMATION..........................................17
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................17

         You should rely only on information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

         Whenever we refer to "SkyTerra," "the Company," "we," "our" or "us" in this prospectus, we mean SkyTerra Communications, Inc. and its subsidiaries, unless the context suggests otherwise. When we refer to "you" or "yours," we mean the persons to whom offers are made hereunder.

                                  THE COMPANY

         We operate our business through a group of complementary companies in the telecommunications industry. These companies include:

         o Hughes Network Systems, LLC, referred to in this prospectus as HNS, the leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide, which we acquired a 50% interest in from The DIRECTV Group, Inc. pursuant to a December 2004 agreement. We are the managing member of HNS;

         o the Mobile Satellite Venture, L.P. joint venture, referred to in this prospectus as the "MSV Joint Venture", a joint venture which provides mobile digital voice and data communications services via satellite;

         o Electronic System Products, Inc., a product development and engineering services firm;

         o AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market; and

         o Navigauge, Inc., a market research firm that utilizes wireless technology to track the in-car radio usage and driving habits of consumers.

         Our principal executive offices are located at 19 West 44th Street, Suite 507, New York, New York 10036. Our telephone number is (212) 730-7540.

                                  RISK FACTORS

         You should carefully consider the following risks and all the information set forth or incorporated by reference in this prospectus before investing in our common stock.

Risks relating to our common stock generally

     Fluctuations in our financial performance could adversely affect the trading price of our common stock.

         Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, including:

         o risks and uncertainties affecting the current and proposed business of the MSV Joint Venture and the mobile satellite services, or MSS, industry;

         o    increased competition in the MSS industry;

         o risks and uncertainties affecting the current and proposed business of HNS;

         o competition in the very small aperture terminal business, referred to in this prospectus as the "VSAT business"; and

         o    general economic conditions.

         As a result of these possible fluctuations, period-to-period comparisons of our financial results may not be reliable indicators of future performance.

     We have a history of operating losses.

         We have incurred substantial losses since our inception and have an accumulated deficit of approximately $539.6 million as of December 31, 2004. For the years ended December 31, 2004 and 2003, we incurred a loss from operations of approximately $11.9 million and $6.9 million, respectively. There can be no assurance that we will not experience losses in the foreseeable future.

     The price of our common stock has been volatile.

         The market price of our common stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in the technology sector. Future market movements may materially and adversely affect the market price of our common stock, particularly in light of the diminished liquidity of our common stock as a result of our delisting from the Nasdaq National Market.

     Our common stock is quoted on the OTC Bulletin Board, which limits the liquidity and could negatively affect the value of our common stock.

         Since January 30, 2003, following our delisting from the Nasdaq National Market, price quotations have been available on the OTC Bulletin Board. Delisting from the Nasdaq National Market resulted in a reduction in the liquidity of our common stock. This lack of liquidity may also make it more difficult for us to raise additional capital, if necessary, through equity financings. In addition, the delisting of our common stock from the Nasdaq National Market resulted in an event of non-compliance under the provisions of our preferred stock. As we have been unable to obtain a waiver of this event of non-compliance, the holders of our preferred stock are entitled to elect a majority of the members of our board of directors.

     We do not intend to pay dividends on shares of our common stock in the foreseeable future.

         We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

     The issuance of preferred stock or additional common stock may adversely affect our stockholders.

         Our board of directors has the authority to issue up to 10,000,000 shares of our preferred stock and to determine the terms, including voting rights, of those shares without any further vote or action by our common stockholders. The voting and other rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Similarly, our board may issue additional shares of common stock without any further vote or action by our common stockholders, which would have the effect of diluting common stockholders. An issuance could occur in the context of a public or private offering of shares of common stock or preferred stock or in a situation where the common stock or preferred stock is used to acquire the assets or stock of another company. The issuance of common stock or preferred stock, while providing desirable flexibility in connection with possible acquisitions, investments and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control.

     Anti-takeover provisions of the Delaware General Corporation Law could make a third-party acquisition of our company difficult.

         We are a Delaware corporation. The Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company. In addition, the holders of our preferred stock have certain rights which could prevent or impair the ability of a third party to acquire control of the company.

     Shares eligible for future sale could cause our stock price to decline.

         The market price of our common stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. Furthermore, our preferred stock and Series 1-A and 2-A warrants have the right to require us to register the shares of common stock underlying these securities, which may facilitate their sale of shares in the public market. In addition, in December 2004, we sold 2,000,000 shares of our common stock in a private placement. In connection with this sale, we entered into a registration rights agreement with the investors requiring that we register the resale of the shares. If we do not meet certain deadlines between June 30, 2005 and December 31, 2005 with respect to making the registration statement of which this prospectus forms a part effective, then warrants, which were issued to the investors, to purchase up to an additional 600,000 shares of common stock at an exercise price of $18.25 per share will vest. The number of warrants that vest, if any, will depend on when the registration statement becomes effective and whether it remains effective as required by the registration rights agreement. The future sale of substantial amounts of our common stock pursuant to any such registration statements could have an adverse impact on our stock price.

     We may suffer adverse consequences if we are deemed to be an investment company.

         We may suffer adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Some investments made by us may constitute investment securities under the Investment Company Act of 1940. If we were to be deemed an investment company, we would become subject to registration and regulation as an investment company under the Investment Company Act of 1940. If we failed to do so, we would be prohibited from engaging in business or issuing our securities and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of our company and liquidate our business. If we registered as an investment company, we would be subject to restrictions regarding our operations, investments, capital structure, governance and reporting of our results of operations, among other things, and our ability to operate as we have in the past would be adversely affected.

         Although we believe that our investment securities currently do not comprise more than 40% of our total assets, this view is dependent upon our belief that our largest asset, our stake in the MSV Joint Venture, is not an investment security. Should that interest be deemed to be an investment security, then unless an exclusion or safe harbor were available to us, in certain circumstances, we would have to either attempt to purchase operations or business sufficiently large to offset such treatment or, alternatively, reduce our ownership of the MSV Joint Venture as a percentage of our total assets in order to avoid becoming subject to the requirements of the Investment Company Act of 1940. There can be no assurances that such transactions, to the extent necessary, could be consummated on satisfactory terms, if at all, and that such transactions would not have an adverse effect on us and the price of our common stock. In addition, contractual or legal restrictions could impair our ability to consummate such a transaction. Moreover, we could incur significant tax liabilities in connection with any such actions.

     Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

         Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, is creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from assisting the MSV Joint Venture and HNS in revenue-generating activities to compliance activities, which could harm our business prospects.

     The Apollo Stockholders beneficially own a large percentage of our voting stock.

         As of April 22, 2005, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC and AP/RM Acquisition LLC, referred to collectively in this prospectus as the "Apollo Stockholders," owned an aggregate of 1,745,375 shares of our voting common stock, all of the 8,990,212 shares of our non-voting common stock, all of the 1,199,007 outstanding shares of our preferred stock and all of our outstanding Series 1-A and Series 2-A warrants. Assuming that all outstanding shares of our preferred stock are converted and all Series 1-A warrants and Series 2-A warrants are exercised, as of April 22, 2005, the Apollo Stockholders beneficially own approximately 63% of our outstanding common stock and 35% of our outstanding voting power on a fully diluted basis. As long as the Apollo Stockholders own at least 100,000 shares of the preferred stock, we are precluded from taking various corporate actions and entering into various transactions without the Apollo Stockholders' consent. In addition, voting as a separate class, the Apollo Stockholders have the right to elect two of the members of our board of directors and have certain approval rights with respect to additional members of our board of directors in the event that the size of our board of directors is increased. Furthermore, the delisting of our common stock from the Nasdaq National Market resulted in an event of non-compliance under the provisions of our preferred stock. As a result, the Apollo Stockholders have the right to elect the majority of our board of directors.

         Because of the Apollo Stockholders' large percentage of ownership and their rights as holders of preferred stock, including being entitled to 975,000 votes with respect to the preferred stock, the Apollo Stockholders have significant influence over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, the level of the Apollo Stockholders' ownership of our shares of common stock and these rights could have the effect of discouraging or impeding an unsolicited acquisition proposal.

     The Apollo Stockholders are entitled to quarterly cash dividends.

         In accordance with the terms of our preferred stock, the Apollo Stockholders are entitled to receive quarterly cash dividends at an annual rate of 4.65% of the then current face value to be paid quarterly in arrears commencing with the three months ended September 30, 2004. While we had cash, cash equivalents and short-term investments of approximately $94.5 million as of December 31, 2004, we have paid $50.0 million in connection with our purchase of a 50% interest in HNS. Such dividend payments will be approximately $5.6 million per year through the mandatory redemption on June 30, 2012 or such earlier time as the terms of the preferred stock are renegotiated. There can be no assurance that we will be able to meet these quarterly dividend obligations from existing cash, cash equivalents and short-term investments. Even if we are able to satisfy these obligations, the effect of such payments on our cash position may adversely affect our ability to meet our operational payment obligations. We may be required to raise additional capital to meet these obligations or to otherwise reach an agreement with the Apollo Stockholders to modify the terms of these obligations.

Risks relating to the industries in which the MSV Joint Venture and HNS operate

     Our business is subject to general economic conditions. Future economic downturns could have an adverse impact on HNS and the MSV Joint Venture.

         Our business is subject to fluctuations based upon the general economic conditions in North America and, to a lesser extent, the global economy. Future general economic downturns or a continued recession in the United States could substantially reduce the demand for satellite communications services, thereby reducing the value of HNS, the MSV Joint Venture or both. A further deterioration in existing economic conditions could therefore materially and adversely affect our financial condition, operating results and business.

     Governmental regulation of the mobile satellite services industry could negatively impact the value of our interest in the MSV Joint Venture.

         Currently, we are not subject to any direct governmental regulation other than the securities laws and regulations applicable to all publicly owned companies and laws and regulations applicable to businesses generally. The mobile satellite services business of the MSV Joint Venture, however, is subject to extensive government regulation in the United States and Canada. Unlike some satellite services where a satellite licensee is granted an exclusive right to a predetermined amount of spectrum for a definite time period, L-band spectrum historically has been shared among five different licensees (Solidaridad in Mexico, TMI Communications in Canada, Motient Corporation in the United States, the Russian

Federation, and Inmarsat), and these five licensees have agreed to coordinate their spectrum needs on an annual basis and divide the available L-band spectrum among themselves. Among other considerations, prior usage of the L-band to provide service is one factor determining the allotment to each licensee on an annual basis. Notwithstanding the agreement among these five licensees to coordinate annually their spectrum usage in the L-band, the five licensees currently continue to operate pursuant to a coordination agreement reached in Mexico City in 1995 and annual coordination meetings have not been held since 1999. Motient and TMI were licensed by their respective communications regulatory agencies many years ago to use L-band spectrum in their respective countries. In November 2001, following Federal Communications Commission, or FCC, and Industry Canada consent, Motient and TMI assigned their respective L-band satellite licenses to the MSV Joint Venture. The MSV Joint Venture cannot be assured that it will have access to sufficient L-band spectrum to meet its needs in the future pursuant to this annual coordination process. Moreover, Inmarsat had vigorously opposed the approval of an ancillary terrestrial component, or ATC, in the L-band and, following a recent ATC approval by the FCC has announced that it will file its own ATC application, which may complicate the coordination process for spectrum in the L-band.

         Several companies were authorized by the FCC to use mobile earth terminals in the U.S. over the Inmarsat L-band satellites. These authorizations could increase the demand for and usage of the L-band by Inmarsat, which in turn could increase Inmarsat's demand for L-band spectrum pursuant to the annual coordination process. The FCC further proposed that any new spectrum that becomes available in the L-band may be awarded to competing mobile satellite services providers. If the FCC adopts this proposal, the MSV Joint Venture could face increased competition in the mobile satellite services marketplace.

         Furthermore, the MSV Joint Venture's ability to operate a satellite system with an ATC is subject to:

         o the FCC order released in February 2003 which greatly expanded the scope of the MSV Joint Venture's business by permitting the incorporation of an ATC into its mobile satellite network, referred to in this prospectus as the "February 2003 ATC Order;"

         o the grant by the FCC in November 2004 of the MSV Joint Venture's application to operate an ATC in the L-Band, subject to certain conditions, referred to in this prospectus as the "November 2004 Application Approval Order;"

         o the FCC's new rules for the deployment and operation by the MSV Joint Venture of an ATC for its service, which provided the MSV Joint Venture with substantial additional flexibility in its system implementation, which is expected to allow it to significantly lower the cost of an ATC deployment and increase the capacity of the mobile satellite services/ATC hybrid system, referred to in this prospectus as the "February 2005 Reconsideration Order;" and

         o    general FCC oversight and approval.

If the MSV Joint Venture is unable to implement an ATC due to restrictions imposed by the FCC or otherwise, the MSV Joint Venture's business will be severely limited and the value of our interest in the MSV Joint Venture will be significantly and negatively impacted.

     If court challenges to the February 2003 ATC Order and the February 2005 Reconsideration Order are successful, it would likely have negative consequences on the nature of the MSV Joint Venture's ATC implementation which could negatively impact the value of our interest in the MSV Joint Venture.

         In July 2003, certain terrestrial wireless providers petitioned the U.S. Court of Appeals for the District of Columbia to review the FCC's decision to grant the February 2003 ATC Order. The petition was held in abeyance until the February 2005 Reconsideration Order was released. If the FCC strikes down all or certain aspects of the February 2003 ATC Order or the February 2005 Reconsideration Order following an appeal or the Court of Appeals invalidates either order, the ability of the MSV Joint Venture to execute its business plan and the value of our interest in the MSV Joint Venture could be materially negatively impacted. While the MSV Joint Venture along with its members, including us, will continue to deploy our resources to support the February 2003 ATC Order and the February 2005 Reconsideration Order, there can be no assurances that we will be successful.

     HNS is subject to significant regulation.

         The provision of international telecommunications is regulated. Currently, HNS is required to obtain approvals from national and local authorities in connection with most of the services that it provides. As a provider of communications services in the United States, it is subject to the regulatory authority of the United States, primarily the FCC. It is also subject to the export control laws, sanctions and regulations of the United States with respect to the export of telecommunications equipment and services. In addition, certain aspects of HNS' business are subject to state and local regulation. HNS is also subject to regulation by the national communications authorities of other countries in which HNS, and under certain circumstances its resellers, provide service.

         The governmental approvals for HNS' current business generally have not been difficult to obtain in a timely manner. However, the failure to obtain particular approvals has delayed, and in the future may delay, HNS' provision of current and new services. Moreover, the imposition by a governmental entity of conditions on HNS' business, or the failure to obtain authorizations necessary to operate satellites or provide satellite service, could have a material adverse effect on HNS' ability to generate revenue and conduct its business as currently planned. Violations of laws or regulations may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or the renewal of existing authorizations.

         Future changes to the regulations under which HNS operates could increase its costs or make it easier or less expensive for our competitors to compete with HNS.

     HNS' international sales and operations are subject to U.S. laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect HNS' operations.

         HNS must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to HNS include the Arms Export Control Act, the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations and the trade sanctions laws and regulations administered by the Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC. The export of satellite hardware, services and technical information with military or dual-use applications to non-United States persons is regulated by the United States Department of State's Directorate of Defense Trade Controls under ITAR. The United States Department of Commerce's Bureau of Industry and Security also regulates most of HNS's international activities under the Export Administration Regulations. In addition, HNS is subject to the Foreign Corrupt Practices Act, or FCPA, that, generally, bars bribes or unreasonable gifts to foreign governments or officials.

         In January 2005, DIRECTV and Hughes Network Systems, Inc. entered into a consent agreement with the State Department regarding violations of the ITAR regulations involving exports of technology related to the VSAT business primarily to China but also to several other countries. This consent agreement applies to HNS after the Transactions. As part of this agreement, DIRECTV paid a $4.0 million fine, one of HNS' subsidiaries was debarred from conducting certain international business until at least May 2005, at which point it can seek reinstatement, and HNS is required to enhance its compliance program to avoid future infractions. Also as part of the same consent agreement a civil penalty of $1.0 million was assessed against HNS, which it is required to use for enhancing compliance measures. This amount will be applied by HNS to its compliance program over a three-year period. HNS is currently unable to perform its obligations under certain contracts in China and Korea addressed by the January 26, 2005 consent agreement and may be liable for certain damages as a result of its nonperformance. This consent agreement supplemented another consent agreement of DIRECTV in March 2003, arising out of separate violations of ITAR. Further violations of laws or regulations may result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of HNS's international business. A future violation of ITAR or the other regulations enumerated above could materially adversely impact HNS' business, financial conditions and results of operations.

     The State Department has required us to register under ITAR as the manager of HNS, a future violation of ITAR by HNS could expose us to liability and could subject us to significant financial and other penalties

         Because we are manager of HNS, the State Department has required us to register under ITAR. Accordingly, a future violation of ITAR by HNS could expose us to liability and could subject us to significant financial and other penalties. If HNS were to commit such a violation and we were considered responsible, it could impact our ability to operate internationally.

     HNS depends heavily on the VSAT market.

         A material portion of the revenues of HNS are derived from sales of VSAT communications networks. A significant decline in demand for such services following closing or the replacement of VSAT technology by an alternative technology could materially harm HNS' business.

     If commercial wireless communications markets fail to grow as anticipated, HNS' business could be materially harmed.

         A number of the commercial markets for HNS in the wireless communications area, including the market for broadband products, have only recently developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, the HNS business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm HNS.

     The success of HNS will depend on the development of new satellite and other wireless communications products and acceptance of these products.

         The wireless communications market in general, and the satellite communications market in particular, are subject to rapid technological change, frequent new and enhanced product introductions, product obsolescence and changes in user requirements. The ability of HNS to compete successfully in these markets depends on its success in anticipating changes in technology and applying our expertise and new technology to existing and emerging satellite and other wireless communications markets. The ability of HNS to compete in these markets therefore depends in large part on HNS' ability to successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis that respond to ever-changing customer requirements. HNS' ability to successfully introduce new products depends on several factors, including:

         o successful integration of various elements of its complex technologies and system architectures;

         o    timely completion and introduction of new product designs;

         o    achievement of acceptable product costs;

         o timely and efficient implementation of its manufacturing and assembly processes and cost reduction efforts;

         o establishment of close working relationships with major customers for the design of their new wireless communications systems incorporating our products;

         o    development of competitive products by competitors;

         o marketing and pricing strategies of its competitors with respect to competitive products; and

         o    market acceptance of its new products.

         We cannot assure you that HNS' product development efforts for communications products will be successful or any new products developed in the future will achieve sufficient market acceptance. HNS may experience difficulties that could delay or prevent it from successfully selecting, developing, manufacturing or marketing new products or enhancements. In addition, defects may be found in HNS products after deliveries commence, which could result in the delay or loss of market acceptance. If HNS is unable to design, manufacture, integrate and market profitable new products for existing or emerging communications markets, it could materially harm the HNS business.

Risks relating to the businesses of the MSV Joint Venture and HNS

     The value of our interest in the MSV Joint Venture may not appreciate further or may decline significantly in the future because the MSV Joint Venture has entered a new stage of development and its business involves a high degree of risk.

         Our interest in the MSV Joint Venture represents a substantial portion of the value of our total assets. The value of our interest in the MSV Joint Venture may not appreciate further or may decline significantly and rapidly in value in the future. With the FCC's issuance of the February 2003 ATC Order, the November 2004 Application Approval Order and the February 2005 Reconsideration Order, the MSV Joint Venture has entered a new stage of development which will require significant future funding requirements and/or a need for one or more strategic partners. There can be no assurances that the MSV Joint Venture will obtain financing or reach an agreement with a strategic partner on satisfactory terms. In addition, the MSV Joint Venture's business is subject to a number of other significant risks and uncertainties, including:

         o    rapid technological change,

         o    intense competition, and

         o extensive government regulation by the FCC in the United States and by Industry Canada in Canada.

     If it implements an ATC system, the MSV Joint Venture may face increased competition which may have negative consequences on our interest in the MSV Joint Venture.

         The February 2003 ATC Order permitted the MSV Joint Venture, which currently operates in the L-band, as well as the MSS operators in the Big LEO band and the S-band, to implement ATCs, subject to meeting the FCC's conditions. While the MSV Joint Venture is the first to have had such an application approved, the MSV Joint Venture will likely face serious competition in the provision of MSS using an ATC. Moreover, like the MSV Joint Venture, Inmarsat offers mobile satellite service in the U.S. using the L-band spectrum. Although Inmarsat had vigorously opposed the grant of ATC in the L-band - claiming it would cause unacceptable interference to its satellites - following the February 2005 Reconsideration Order, Inmarsat reconsidered its position and has announced that it will seek approval to incorporate an ATC into its satellite service in the United States. If Inmarsat or any of the other competitors of the MSV Joint Venture receive more extensive or more favorable approvals from the FCC, the MSV Joint Venture's ability to implement its business strategy and compete effectively also could be harmed.

     The MSV Joint Venture has experienced, and may continue to experience, anomalies with its satellites which may have negative consequences on our interest in the MSV Joint Venture.

         Satellite services face numerous uncertainties that are unique to the industry. Satellite launches include risk, and launch failures do occur. Moreover, once in orbit, satellites can experience failures or technical anomalies that could damage the ability to provide services to customers. The MSV Joint Venture's satellites have experienced anomalies. No adequate assurance can be given that such anomalies will not impair the MSV Joint Venture's business or that they will not occur on future satellites. Satellites cannot be repaired once in orbit and, accordingly, even a technical anomaly short of total failure of the satellite could limit the usefulness of the satellite. The MSV Joint Venture's application to incorporate an ATC contemplates that these services will be provided using one or more next-generation satellites. Accordingly, the MSV Joint Venture will face the risks attendant with launching new satellites in the near term should specific authorizations to launch be received.

     The MSV Joint Venture may be unable to raise the additional capital necessary to meet its strategic objectives which may have negative consequences on our interest in the MSV Joint Venture.

         The MSV Joint Venture will need to raise additional funds through public or private debt or equity financings in order to (1) implement its business plans; (2) take advantage of opportunities, including acquisitions of, or investments in, businesses or technologies; (3) develop new services; or (4) respond to competitive pressures. We cannot assure you that any such additional financing will be available on terms favorable to the MSV Joint Venture, or at all.

     HNS' business is subject to uncertainties which could adversely impact the value of our stake in HNS.

         The HNS business involves numerous uncertainties. If we are not successful in assisting HNS in maintaining or growing its revenues and/or cannot control its costs, the business could need additional capital which could require additional indebtedness or the sale of further additional equity of HNS resulting in dilution of our interest in HNS or require additional capital contributions by us. If such actions are necessary, there can be no assurances that they will be on terms favorable to us or that they will result in the business being successful or financially viable. If we are unable to take such actions, the value of our interest in HNS will be adversely affected or lost.

     If HNS loses key personnel or is unable to attract and retain senior operation employees, HNS' operations could be materially and adversely affected.

         HNS' success is dependent to a significant extent upon the continuing efforts, abilities and business generation capabilities of its executive management team and certain key employees at HNS. While HNS has programs in place, and will implement new programs, to motivate, reward and retain those individuals, they may be unwilling or unable to continue in their present positions. The loss or unavailability of certain key employees at HNS could affect HNS' client relationships or new business opportunities and could impede HNS' ability to implement its business strategy. HNS' success and plans for future growth will also depend on its ability to hire and retain executives and other senior personnel. If HNS is not successful in this regard, the value of our stake in HNS may be materially and adversely affected..

     If HNS is unable to attract, retain and manage its employees, its business will suffer.

         HNS' future performance depends in large part upon its ability to attract, develop, motivate and retain skilled personnel. Qualified employees are in demand, and there is significant competition for these individuals. As a result, HNS may not be able to attract and retain sufficient numbers of these qualified individuals in the future, which may adversely affect HNS' future performance. Further, there can be no assurances that the additional personnel that HNS hires will work well together with existing members of its management team.

     The long-term debt obligations of HNS could limit its ability to implement its business plan.

         The indebtedness that has been incurred by HNS exceeds $325 million and contains restrictions that may limit HNS' ability to finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. HNS' substantial level of indebtedness could have important consequences, including the following:

         o HNS' ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired;

         o the portion of HNS' cash flow needed to make debt service payments on the debt will reduce the funds available to it for other purposes; and

         o HNS may have a higher level of indebtedness than some of its competitors, which may put it at a competitive disadvantage and reduce its flexibility in planning for, or responding to, changing conditions in our industry, including technological change or increased competition.

     HNS' ability to protect proprietary technology is limited and infringement claims against HNS could restrict the business.

         HNS' success depends significantly on its ability to protect proprietary rights to the technologies used in its products and services. If HNS is unable to protect its proprietary rights adequately, its competitors could use the intellectual property HNS has developed to enhance their own products and services, which could materially harm HNS' business and negatively impact the value of our common stock. HNS currently relies on a combination of patents, trade secret laws, copyrights, trademarks, service marks and contractual rights to protect its intellectual property. We cannot assure you the steps HNS has taken to protect its proprietary rights are adequate. Also, we cannot assure you that HNS' issued patents will remain valid or that any pending patent applications will be issued. Additionally, the laws of some foreign countries in which HNS products are or may be sold do not protect its intellectual property rights to the same extent as do the laws of the United States.

         Litigation may often be necessary to protect HNS' intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. We believe infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will likely be asserted against HNS in the future. If any claims or actions are asserted against HNS, it may seek to obtain a license under a third party's intellectual property rights. We cannot assure you, however, that a license will be available under reasonable terms or at all. Litigation of intellectual property claims could be extremely expensive and time consuming, which could materially harm HNS' business, regardless of the outcome of the litigation. If HNS' products are found to infringe upon the rights of third parties, it may be forced to incur substantial costs to develop alternative products. We cannot assure you that HNS would be able to develop alternative products or, if these alternative products were developed, they would perform as required or be accepted in the applicable markets. If HNS is unable to address any of the risks described above relating to the protection of its proprietary rights, it could materially harm HNS' business and negatively impact the value of our common stock.

     Because HNS conducts significant business internationally, it faces risks related to foreign currency fluctuation as well as global political and economic conditions.

         HNS has a significant international operation. HNS' international sales account for a significant percentage of its revenues. Many of these international sales may be denominated in foreign currencies. A decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies or the repatriation of revenues earned outside of the U.S. This decrease in value could also make HNS' products less price-competitive.

         There are additional risks in conducting business internationally, including:

         o    unexpected changes in regulatory requirements;

         o    increased cost of localizing systems in foreign countries;

         o increased sales and marketing and research and development expenses;

         o    availability of suitable export financing;

         o    timing and availability of export licenses;

         o    tariffs and other trade barriers;

         o    political and economic instability;

         o challenges in staffing and managing foreign operations and ensuring compliance with U.S. and foreign regulations, including U.S. laws relating to trade, export controls and foreign corrupt practices;

         o    difficulties in managing distributors;

         o    potentially adverse tax consequences;

         o    potential difficulty in making adequate payment arrangements; and

         o    potential difficulty in collecting accounts receivable.

         In addition, some of HNS' customer agreements are governed by foreign laws, which may differ significantly from U.S. laws. HNS may be limited in its ability to enforce its rights under these agreements and to collect damages, if awarded. If HNS is unable to address any of the risks described above, it could materially harm its business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms "believe," "do not believe," "anticipate," "expect," "plan," "estimate," "strive," "intend" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2004 and elsewhere in this prospectus and the documents that are incorporated by reference. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

         The following table sets forth information regarding the ownership of shares of our common stock by the selling stockholders prior to this offering and the respective amounts of shares offered by the selling stockholders pursuant to this prospectus. This information has been obtained from the selling stockholders. We have not independently verified this information. Other than as disclosed in this prospectus or in the documents incorporated herein by reference, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, no estimate can be given as to the amount of the shares that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information to us for inclusion in the following table.


SELLING STOCKHOLDER*                              NUMBER OF SHARES OWNED    NUMBER OF SHARES
                                                  PRIOR TO THE OFFERING      OFFERED HEREBY

LC Capital Master Fund, Ltd                            156,000 (1)             156,000 (1)
York Capital Management, L.P.                           45,240 (1)              45,240 (1)
York Investment Limited                                170,430 (1)             170,430 (1)
York Select, L.P.                                       41,730 (1)              41,730 (1)
York Credit Opportunities Fund, L.P.                    64,220 (1)              64,220 (1)
York Select Unit Trust                                  35,620 (1)              35,620 (1)
York Global Value Partners, L.P.                        47,450 (1)              47,450 (1)
York/Green Capital Partners, L.P.                       11,310 (1)              11,310 (1)
George W. Haywood                                      157,400 (1)             104,000 (1)
The Tudor BVI Global Portfolio Ltd.                     53,849 (1)              53,849 (1)
Tudor Proprietary Trading, L.L.C.                       28,995 (1)              28,995 (1)



SELLING STOCKHOLDER*                              NUMBER OF SHARES OWNED    NUMBER OF SHARES
                                                  PRIOR TO THE OFFERING      OFFERED HEREBY


Witches Rock Portfolio Ltd.                            333,156 (1)             333,156 (1)
Fleet Maritime, Inc.                                    10,177 (1)               9,485 (1)
OZ Master Fund, Ltd.                                   406,515 (1)             406,515 (1)
Harbert Distressed Investment Master Fund, Ltd.      1,014,060 (1)             406,640 (1)
Greywolf Capital Overseas Fund (2)                     124,800 (1)             124,800 (1)
Greywolf Capital Partners II LP (2)                     31,200 (1)              31,200 (1)
Millennium Partners, L.P. (3)                          156,000 (1)             156,000 (1)
Second Gary & Karen Singer Children's Trust            104,000 (1)             104,000 (1)
Ore Hill Hub Fund Ltd.                                 156,000 (1)             156,000 (1)
Xerion Partners I LLC (4)                              122,000 (1)             104,000 (1)
Alpha US Sub Fund VI, LLC                               24,940 (1)               9,360 (1)
Tejas Incorporated                                      60,000 (5)              60,000 (5)
Morris D. Weiss (6)                                     13,000 (5)               5,000 (5)
Joseph Moran                                            45,000 (5)              45,000 (5)
The DIRECTV Group, Inc.                                300,000                 300,000
TOTAL                                                3,713,092               3,010,000

* Assuming each selling stockholder sells all of the shares of our common stock it holds that are being registered pursuant to the registration statement of which this prospectus forms a part (i) each such selling stockholder (other than Harbert Distressed Investment Master Fund, Ltd.) will hold less than one percent of the shares of our common stock outstanding after the completion of this offering and (ii) Harbert Distressed Investment Master Fund, Ltd will hold approximately 6.52% of our voting common stock (assuming all of the warrants referred to in Footnote (1) to this table are exercised in full).

(1) Includes shares of common stock issuable upon exercise of warrants in the number set forth adjacent to such selling stockholder's name in the following table. Such warrants are currently unvested. For further information in relation to these warrants, see "Risk Factors-- Shares eligible for future sale could cause our stock price to decline."

                                                      NUMBER OF SHARES ISSUABLE
SELLING STOCKHOLDER                                   UPON EXERCISE OF WARRANTS

LC Capital Master Fund, Ltd                                    36,000
York Capital Management, L.P.                                  10,440
York Investment Limited                                        39,330
York Select, L.P.                                               9,630
York Credit Opportunities Fund, L.P.                           14,820
York Select Unit Trust                                          8,220
York Global Value Partners, L.P.                               10,950
York/Green Capital Partners, L.P.                               2,610
George W. Haywood                                              24,000
The Tudor BVI Global Portfolio Ltd.                            12,427
Tudor Proprietary Trading, L.L.C.                               6,691
Witches Rock Portfolio Ltd.                                    76,882
Fleet Maritime, Inc.                                            2,189
OZ Master Fund, Ltd.                                           93,811
Harbert Distressed Investment Master Fund, Ltd.                93,840
Greywolf Capital Overseas Fund                                 28,800
Greywolf Capital Partners II LP                                 7,200
Millennium Partners, L.P.                                      36,000
Second Gary & Karen Singer Children's Trust                    24,000
Ore Hill Hub Fund Ltd.                                         36,000
Xerion Partners I LLC                                          24,000
Alpha US Sub Fund VI, LLC                                       2,160

(2) Greywolf Capital Overseas Fund and Greywolf Capital Partners II LP are both controlled by Mr. Jonathan Savitz.

(3) Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company's common stock owned by Millennium Partners, L.P.

(4) Mr. S. Donald Sussman indirectly controls Poloma GP LLC, or Paloma GP, which is the non-member manager of Xerion Partners I LLC, or XP-I, and has voting and investment discretion over securities held by XP-I. Paloma GP and Mr. Sussman thus may be deemed to be beneficial owners of the shares of common stock identified as being beneficially owned by XP-I. Paloma GP and Mr. Sussman disclaim beneficial ownership of the shares held by XP-I.

(5) All of these shares of common stock are issuable upon exercise of warrants. Such warrants are currently vested.

(6) Mr. Weiss indirectly holds 8,000 shares of our common stock (being the number of shares listed adjacent to Mr. Weiss' name not issuable pursuant to a warrant (see Footnote 3 above)). Of those 8,000 shares, 4,000 are held by Morris D. Weiss & Lauren C. Ravkind, JTWROS, 1,000 are held by Mr. Weiss as SEP IRA Custodian, 1,000 are held by Mr. Weiss as IRA Custodian, 1,000 are held by Morris D. Weiss Custodian FBO Sara Weiss UTMA TX and 1,000 are held by Morris D. Weiss Custodian FBO Ariana Weiss UTMA TX.

                              PLAN OF DISTRIBUTION

         We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

         o on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

         o    in the over-the-counter market,

         o    in privately negotiated transactions,

         o    through put and call transactions,

         o    through short sales, and

         o    a combination of such methods of sale.

         The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

         The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

         The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

         In order to comply with the securities laws of most states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M's prohibition on purchases may include purchases to cover short positions by selling stockholders, and a selling stockholder's failure to cover a short position at a lender's request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

         We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

         Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         o the name of each such selling stockholder and of the participating broker-dealer(s);

         o    the number of shares involved;

         o    the initial price at which these shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         o    any other facts material to the transactions.

         In addition, following notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest of such selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

                                 LEGAL MATTERS

         Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as our counsel in connection with this registration statement.

                                    EXPERTS

         Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, dated March 31, 2005 and included in our Annual Report on Form 10-K, and upon the authority of said firm as experts in accounting and auditing.

         The combined consolidated financial statements of HNS as of and for the years ended December 31, 2004, 2003 and 2002, included in our Current
Report on Form 8-K filed with the SEC on April 26, 2005, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Mobile Satellite Ventures LP and subsidiaries included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Mobile Satellite Venture LP and subsidiaries consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                Robert C. Lewis
                             Senior Vice President,
                         General Counsel and Secretary
                         19 West 44th Street, Suite 507
                            New York, New York 10036
                                 (212) 730-7540

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED IN OR DELIVERED WITH THIS DOCUMENT. TO OBTAIN THESE ADDITIONAL DOCUMENTS, SEE "WHERE YOU CAN FIND MORE INFORMATION."

         The SEC allows us to "incorporate by reference" into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus:

         o Our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 31, 2005;

         o    Our Current Report on Form 8-K filed with SEC on April 7, 2005;

         o    Our Current Report on Form 8-K filed with SEC on April 21, 2005;

         o    Our Current Report on Form 8-K filed with SEC on April 26, 2005;
              and

         o Our Definitive Proxy Statement for an Annual Meeting of Stockholders held on December 10, 2004.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

===============================================================================




                                 _____________

                                   PROSPECTUS
                                 _____________







                         SkyTerra Communications, Inc.







                                3,010,000 Shares



                                  Common Stock














                       Prospectus dated        , 2005

===============================================================================

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The estimated expenses in connection with this offering to be paid by us are as follows:

     SEC registration fee                                        $ 13,453.67
     Legal fees and expenses                                     $125,000.00
     Accounting fees and expenses                                $ 85,000.00
     Blue Sky expenses                                           $ 50,000.00
     Total                                                       $273,453.67

Item 15.  Indemnification of Officers and Directors.

         The Company's restated certificate of incorporation, referred to herein as the "certificate of incorporation," contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

         (i) for any breach of the director's duty of loyalty;

         (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         (iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

         (iv) for any transaction from which the director derived an improper personal benefit.

         The Company's certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         The Company's certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

         To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company's certificate of incorporation provides that he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         Any indemnification under the provisions of the Company's certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         The Company's certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

         The Company's certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The Company's certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         The Company's certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

         The Company's amended and restated by-laws, referred to herein as the "by-laws," provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a "Third Party Proceeding," by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an "Authorized Representative, against his or her expenses and liabilities (including attorneys' fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a "Criminal Third Party Proceeding," had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         The Company's by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a "Derivative Action," by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys' fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

         An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         Indemnification under the provisions of the Company's by-laws described above (unless ordered by a court, in which case the expenses, including attorneys' fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

       (a) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as "Disinterested Directors;" or

       (b) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

         The Company's by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company's by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

         The Company's by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company's by-laws.

         The indemnification provided by the Company's by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16. List of Exhibits.

 Exhibit
 Number                             Description

    5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement).
   23.1     Consent of KPMG LLP.
   23.2     Consent of Deloitte & Touche LLP.
   23.3     Consent of Ernst & Young LLP.
   23.4     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
            (included in Exhibit 5.1).
   24.1     Power of Attorney (included on signature page).

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in "Item 15-Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on April 26, 2005.

                                      SKYTERRA COMMUNICATIONS, INC.

                                      By: /s/ Robert C. Lewis
                                      ------------------------------------------
                                      Robert C. Lewis
                                      Senior Vice President, General Counsel and
                                      Secretary


                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Lewis and Craig J. Kaufmann, and each of them acting individually, with full power to act without the others, as his true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including post-effective amendments, or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462 under the Securities Act of 1933, as amended and otherwise), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 26th day of April 2005.

/s/ Jeffery A. Leddy                    Chief Executive Officer and President
-----------------------------              (Principal Executive Officer and
Jeffrey A. Leddy                            Principal Financial Officer)


/s/ Craig J. Kaufmann                   Controller and Treasurer
-----------------------------              (Principal Accounting Officer)
Craig J. Kaufmann


/s/ Andrew D. Africk                    Director
-----------------------------
Andrew D. Africk


/s/ Michael S. Gross                    Director
-----------------------------
Michael S. Gross


/s/ Jeffery M. Killeen                  Director
-----------------------------
Jeffrey M. Killeen


/s/ Marc J. Rowan                       Director
-----------------------------
Marc J. Rowan


/s/ William F. Stasior                  Director
-----------------------------
William F. Stasior

                                 Exhibit Index


Exhibit
 Number                             Description

    5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement).
   23.1     Consent of KPMG LLP.
   23.2     Consent of Deloitte & Touche LLP.
   23.3     Consent of Ernst & Young LLP.
   23.4     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
            (included in Exhibit 5.1).
   24.1     Power of Attorney (included on signature page).